Filed by Chesapeake Energy Corporation (Commission File No. 001-13726) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: WildHorse Resource Development Corporation (Commission File No. 001-37964) The following was a presentation given by Chesapeake Energy Corporation at the Deloitte Oil & Gas Conference on October 30, 2018.

THE TRANSFORMATION AND THE FUTURE Doug Lawler President and Chief Executive Officer

FORWARD-LOOKING STATEMENT Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, WildHorse’s and Chesapeake’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Chesapeake to complete the acquisition and integration of WildHorse successfully; litigation relating to the transaction; and other factors that may affect future results of WildHorse and Chesapeake. Additional factors that could cause results to differ materially from those described above can be found in WildHorse’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investor Relations” section of WildHorse’s website, http://www.wildhorserd.com/, under the subsection “SEC Filings” and in other documents WildHorse files with the SEC, and in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investors” section of Chesapeake’s website, https://www.chk.com/, under the heading “SEC Filings” and in other documents Chesapeake files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WildHorse nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Important Additional Information This communication relates to a proposed business combination transaction (the “Transaction”) between WildHorse Resource Development Corporation (“WildHorse”) and Chesapeake Energy Corporation (“Chesapeake”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the Transaction, Chesapeake will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Chesapeake and WildHorse and a prospectus of Chesapeake, as well as other relevant documents concerning the Transaction. The Transaction involving WildHorse and Chesapeake will be submitted to WildHorse’s stockholders and Chesapeake’s shareholders for their consideration. STOCKHOLDERS OF WILDHORSE AND SHAREHOLDERS OF CHESAPEAKE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about WildHorse and Chesapeake, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Investor Relations, WildHorse, P.O. Box 79588, Houston, Texas 77279, Tel. No. (713) 255-9327 or to Investor Relations, Chesapeake, 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118, Tel. No. (405) 848-8000. Participants in the Solicitation WildHorse, Chesapeake and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding WildHorse’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2018, and certain of its Current Reports on Form 8-K. Information regarding Chesapeake’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. CHK: The Transformation & The Future 2

UNCONVENTIONAL TRAILBLAZER The Early Years CHK: The Transformation & The Future 3

PRODUCTION AND DEBT Divested Entered Entered Permian Niobrara Barnett Divested Entered Fayetteville Entered Utica Fayetteville Entered Entered Haynesville Marcellus Entered 1989 – 2000 Entered Eagle Ford Oklahoma Permian focused E&P CHK: The Transformation & The Future 4

COMPLEXITY ACROSS ALL ASPECTS OF THE COMPANY $21.25 billion Companies CHK owned or invested in: Total leverage 45,400 gross wells Interests 7 joint ventures With 5 different companies 10 VPPS 12,000 employees Governance challenges Leads to activist investors As of 12/31/2012 CHK: The Transformation & The Future 5

The Transformation CHK: The Transformation & The Future 6

CHK: The Transformation & The Future 7

THE GREATEST CHALLENGE IN THE INDUSTRY + + + + LOW HIGH CASH HIGH POOR HIGH MARGINS COSTS DEBT CAPITAL TRANSPORTATION EFFICIENCY COSTS In 2013, by any measure, a bottom-quartile-performing company CHK: The Transformation & The Future 8

CORE VALUES Integrity and trust Respect Transparency and open communication BUSINESS STRATEGIES Commercial focus Financial discipline Change leadership Profitable and efficient growth from captured resources Exploration Business development CHK: The Transformation & The Future 9

THE TRANSFORMATION BEGINS Focused on Volume Focused on Value TRANSFORMATION TEAMS: #2 most active driller in the U.S. Peak rig count = 180 Organizational Structure Financial & Corporate Planning #1 driller of horizontal shale wells in the world Capital Efficiency ~11 million net acres under lease (U.S. onshore) Portfolio Characterization 23 years of production growth Affiliated/Subsidiary Evaluation Cash Costs Marketing & GP&T Performance Evaluation Field Operations CHK: The Transformation & The Future 10

BEST-IN-CLASS EHSR PERFORMANCE PROTECTING THE PROTECTING OUR REGULATORY ENVIRONMENT EMPLOYEES COMPLIANCE LEADER Reportable Spills Total Recordable Incident Rate Notice of Regulatory Violations Incident Count (1) 1.47 304 1,929 214 191 133 0.48 0.51 72 0.38 61 0.31 371 184 0.05 126 29 2012 2013 2014 2015 2016 2017 2012 2013 2014 2015 2016 2017 2013 2014 2015 2016 2017 80% improvement 97% improvement 98% improvement (1) 2013 NOV count is 1,929 due to how NOVs were uploaded/managed in KMI database CHK: The Transformation & The Future 11

CAPITAL EFFICIENCY DEFINED Equivalent Production and Capex 800 $16.00 700 $14.00 600 $12.00 500 $10.00 400 $8.00 300 $6.00 Capex($ billions) Net Production Net (mboe/d) 200 $4.00 100 $2.00 0 $0.00 2012 2013 2014 2015 2016 2017 2018E Absolute production that is not adjusted for asset sales; As of 10/30/18, using midpoints for 2018 total production and capital expenditures from 10/30/18 Outlook. CHK: The Transformation & The Future 12

CASH COST LEADERSHIP Production Expense G&A $1,400 $600 $2.50 $5.25 $1,200 $4.50 $500 $2.00 $1,000 $3.75 $400 $1.50 $800 $3.00 $300 $600 $2.25 $1.00 G&A ($/boe) LOE LOE ($/boe) LOE LOE millions) ($ G&A G&A millions) ($ $200 $400 $1.50 $0.50 $100 $200 $0.75 $0 $0.00 $0 $0.00 2012 2013 2014 2015 2016 2017 2018E 2012 2013 2014 2015 2016 2017 2018E Sources: S&P Capital IQ, Company Filings; LOE defined as oil, natural gas and NGL production expenses; Cash Costs: Not including GP&T expenses or stock-based compensation expenses. CHK: The Transformation & The Future 13

OPTIMIZING DOWNSTREAM COMMITMENTS FURTHER INCREASE EBITDA ~$10.3 billion reduction $1.75/boe improvement In midstream and marketing commitments since 2014 In cash cost structure realized GP&T/BOE ($) GP&T Commitments ($ billion) $1.40 $8.55 $1.20 Haynesville $7.98 Northeast $1.00 Eagle Ford $0.80 $7.35 Other $7.10 $0.60 $0.40 $0.20 $0.00 2015 2016 2017 2018E 2018E 2019E 2020E 2021E 2022E 2023E Average Thereafter CHK: The Transformation & The Future 14

TRANSFORMED INTO A MORE COMPETITIVE COMPANY (1) TOTAL LEVERAGE CASH COSTS (2) Eliminated Removed over ~$12.2 billion ~$1 billion Since 2012 Since 2012 ANNUAL GP&T EXPENSE MIDSTEAM AND DOWNSTREAM COMMITMENTS Lowered by Eliminated ~$900 million ~$10.3 billion Since 2014 Since 2014 ANNUAL CAPEX BUSINESS COMPLEXITY Reduced over Simplified business by eliminating ~ $12 billion 9 VPPs, 4 MVCs, Since 2012, while keeping Subsidiary preferred equity and finance leases adjusted production relatively flat (1) Gives effect to Utica Shale divestiture (2) Production expense, G&A and stock-based compensation CHK: The Transformation & The Future 15

The Future CHK: The Transformation & The Future 16

ACCELERATES CHESAPEAKE’S STRATEGIC PLAN Acquisition of WildHorse Margin Enhancement Increases margins from high-value oil production Free Cash Flow Accelerates transition to positive free cash flow Long Term Net Debt / Accelerates deleveraging EBITDA of 2x Chesapeake’s continued commitment EHS Excellence Improving environmental and safety performance CHK: The Transformation & The Future 17

TRANSACTION OVERVIEW > $3.977 billion transaction value • At the election of WildHorse shareholders, 5.989 shares of Chesapeake common stock per WildHorse Consideration share of common stock or 5.336 shares of Chesapeake common stock plus $3.00 per WildHorse share of common stock • Total cash consideration expected to be between $275 – $400 million Pro Forma > Chesapeake’s shareholders will own approximately 55% and WildHorse shareholders will own Ownership and approximately 45% of the combined company Governance > WildHorse will nominate two directors to the Chesapeake Board of Directors > Approval by both Chesapeake and WildHorse shareholders Path to Close > NGP Energy Capital Markets, LLC has entered into a voting and support agreement of the transaction > Customary regulatory approvals CHK: The Transformation & The Future 18

STRATEGIC PORTFOLIO ADDITION POSITIONS CHK FOR ADDITIONAL VALUE CREATION ACREAGE POSITION Adds significant premier Eagle Ford asset at an attractive valuation Accelerates cash flow generation with profitable oil growth Materially improves margins and financial profile WildHorse Leasehold CHK Leasehold WildHorse Resource Development Corporation Net acres (84% WI / 66% NRI)(1) ~420,000 ~655,000 Percentage undeveloped acreage 80% – 85% Pro forma Eagle Ford net acreage position Net production 47 mboe/d(2) ASSET OVERVIEW ASSET ~150,000 boe/d (~60% Oil) Liquids / Oil 88% / 73% 2Q’18 Pro forma Eagle Ford production (1) Estimated average interest of future operated locations (2) 2Q’18 Actuals CHK: The Transformation & The Future 19

ACCELERATING VALUE, DELIVERING ON OUR PROMISES(1) 160165–170 30 125130–130 25 Improves 19 Enhances 80 oil mix percentage oil production approximately bbls/d approximately % oil % by 2020 2x CHK18E(2) PF19E PF20E 60% by 2020 CHK18E PF19E PF20E Efficiencies drive average annual $200 – $280 million savings total of $1.0 – $1.5 billion by 2023 $19 4.2x $16 3.6x Increases $12 2.8x EBITDA per boe margin Accelerates approximately deleveraging approximately $ / boe / $ by 2020 by 2020 50% 35% adj. EBITDA/ debt Net CHK18E PF19E PF20E CHK18E PF19E PF20E (1) Assumes full year results and strip pricing as of 10/25/2018 (2) Adjusted for Utica disposition as of 1/1/2018 CHK: The Transformation & The Future 20

COST SAVINGS CREATE SIGNIFICANT SHAREHOLDER VALUE ANNUAL SAVINGS Operational Efficiencies $50 – $80 million Capital Efficiencies $150 – $200 million Total $200 – $280 million Five Year Total Savings(1) $1.0$1.0 – – 1.5$1.5 billion Operational efficiencies include savings from reduced LOE, G&A and downtime Capital efficiencies include savings from longer laterals and improved well design (1) Realized post closing CHK: The Transformation & The Future 21

OPPORTUNITIES TO CAPTURE ADDITIONAL MARKETING SYNERGIES Cooks Point Terminal Significant synergies available by leveraging Chesapeake’s existing crude transportation options Large, contiguous Eagle Ford oil position • Abundant pipeline capacity and infrastructure Houston Markets 2019 WTI +$5.50 • Advantaged pricing due to proximity to Gardendale Terminal Gulf Coast and export markets Corpus Christi Terminal 2019 WTI +$5.50 WildHorse Leasehold CHK Leasehold Pipeline CHK: The Transformation & The Future 22

CREATING AN EAGLE FORD POWERHOUSE ACREAGE POSITION Well understood geology similar to existing CHK position WildHorse Leasehold B CHK Leasehold High on the learning curve Eagle Ford Play • Learnings from more than 2,000 Eagle Ford wells directly transferable to large undeveloped WildHorse position Austin Chalk and improved oil recovery (IOR) offer tangible upside A A Chesapeake WildHorse B Eagle Ford Eagle Ford SW NE Austin Chalk Woodbine Sands 150ʹ – 450ʹ thickness 100ʹ – 500ʹ thickness Eagle Ford 6,000ʹ – 11,000ʹ TVD 6,000ʹ – 11,000ʹ TVD Buda Maverick Basin South Texas Basin Karnes Trough San Marcos Arch East Texas Basin CHK: The Transformation & The Future 23

THE CHESAPEAKE ADVANTAGE Eagle Ford Lateral Length (mean)(1) Operations Support Center 12,000 10,000 Reservoir Technology Center 8,000 Drilling and completion leadership 6,000 4,000 • >2,000 Eagle Ford wells to date 2,000 Logistics expertise 0 Proven operational performance Eagle Ford D&C $ / Lateral Foot(1) EHS excellence 1,600 1,400 1,200 In-house marketing team 1,000 800 600 Proven expertise helps 400 200 drive costs down 0 (1) Source: RS Energy Group 2017+ TIL as of 9/18; Peers include: Carrizo, ConocoPhillips, Devon, Encana, Enervest, EOG, EP Energy, Equinor, Lewis Energy Group, Marathon, Murphy, Sanchez, SM Energy CHK: The Transformation & The Future 24

CHK TODAY: DIVERSE AND STRONG PORTFOLIO CORE POSITIONS ACROSS MULTIPLE BASINS Powder River Basin: Oil-growth Engine Marcellus: Leading the Industry Oil production will more than double in 2019 Generating ~$350 million in free cash flow(1) in 2018 Mid-Continent: Growth Optionality Efficient oil volumes, appraising liquid-rich opportunities Gulf Coast: Consistent Performance Access to premium Gulf Coast markets South Texas: Free Cash Flow Machine Generating ~$560 million in free cash flow(1) in 2018 (1) Free cash flow defined as net revenue less all operating costs and capital expenditures. Excludes corporate overhead costs such as capitalized interest and capitalized G&A expenses. CHK: The Transformation & The Future 25

ACQUISITION CREATES PREMIER DIVERSIFIED INDEPENDENT WITH SIGNIFICANT HIGH-MARGIN OIL-GROWTH RUNWAY Targeting 80%+ of future drilling and completion activity focused on high-margin oil-growth assets High-margin Oil-growth Assets(1) Powder River Basin ~253,000 Acres 29 mboepd CHK Eagle Ford ~235,000 Acres 100 mboepd (2) WRD Eagle Ford ~420,000 Acres 47 mboepd Cash-generating Gas Assets(1) Gulf Coast ~339,000 Acres 128 mboepd Appalachia North ~547,000 Acres 135 mboepd Growth Optionality(1) Mid-Continent ~775,000 Acres 25 mboepd WildHorse Addition Exploration/Other ~1,521,000 Acres N/A Premier high-margin oil-growth engine (1) Unless otherwise noted, operational statistics are as of 9/30/2018 for acreage totals and total production as of 3Q’18. Acreage and production volumes are net to CHK. (2) Actual production for 2Q’18 CHK: The Transformation & The Future 26

ACCELERATES CHK’S STRATEGIC AND FINANCIAL PLAN Adds significant premier Eagle Ford asset at attractive valuation Increases cash flow generation with profitable oil growth Materially improves margins and financial profile Positions Chesapeake for greater value creation CHK: The Transformation & The Future 27

HOW DID ALL THIS HAPPEN? Power of our people drives our competitive advantage CHK: The Transformation & The Future 28